UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F

or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Change in Registrant’s Certifying Accountant

On March 9, 2020, the audit committee of Globant S.A. (the “Company”) dismissed Deloitte & Co. S.A. (“Deloitte”) as the Company’s independent registered public accounting firm and recommended that the Company’s shareholders vote in favor of a proposal at the annual general meeting of shareholders of the Company to appoint Price Waterhouse & Co. S.R.L. (“PwC”) as the Company’s independent registered public accounting firm for the financial year ending December 31, 2020 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021. Accordingly, if elected by shareholders, PwC will become the Company’s independent registered public accounting firm.

During the fiscal years ended December 31, 2019 and 2018 and in the subsequent interim period through March 9, 2020, there were (i) no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of such disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” (as defined under Item 16F(a)(1)(v) of Form 20-F).

Deloitte’s audit report on the Company’s consolidated financial statements as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of Deloitte on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 and 2018 did not contain an adverse opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided Deloitte with a copy of this Form 6-K prior to its filing with the Securities and Exchange Commission (the “Commission”) and requested that Deloitte furnish the Company with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Deloitte’s letter, dated March 10, 2020, is filed as Exhibit 16.1 to this Form 6-K.

During each of the years ended December 31, 2019 and 2018 and the subsequent interim period through March 9, 2020, neither the Company nor anyone on behalf of the Company has consulted with PwC regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, (ii) any matter that was the subject of disagreement, or (iii) any reportable events.

Exhibits

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 16.1	Letter of Deloitte & Co. S.A., dated March 10, 2020, regarding a change in the registrant’s independent registered public accounting firm.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: March 10, 2020